May 19, 2009

Barbara Jacobs
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Jacobs:

QAD Inc., (the “Company”) submits this letter in response to the Comment Letter dated May 14, 2009 (the “Comment Letter”) in reference to File No. 000-22823 QAD Inc. Preliminary Proxy Statement on Schedule 14A.

In this letter, we have recited the Staff’s comments in italicized type and have followed each comment with the Company’s response.

Preliminary Proxy on Schedule 14A

General

1.	Please amend your filing to append a form of proxy as required by Rule 14a-6 under the Securities Act of 1934. Please ensure that the form of proxy complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1).

Response: The Company has appended a form of proxy to its revised Preliminary Proxy on Schedule 14-A filed herewith.

Proposal No. 2 – Approval of Stock Option and Stock Appreciation Right Exchange Program

2.	It appears that Item 12 of Schedule 14A applies to this proposal. However, we note that you have not provided in your filing all of the information called for by Item 13(a) of Schedule 14A, as required by Item 12(f). Please revise your proxy statement to provide this information. In this regard, you may wish to consult Item 13(b) and (c) of Schedule 14A, and Note D to Schedule 14A, for the procedures applicable to incorporation by reference of this information. Alternatively, if you are able to rely on Instruction 1 to Item 13 of Schedule 14A to omit any or all of the information required by Item 13(a), please supplementally provide us with your analysis as to why this is the case.

Response: As allowed by Item 13(b) of Schedule 14A, the Company has incorporated by reference the information required by Item 13(a). The information is set forth under the heading, “Incorporation by Reference” on the last page of the revised Preliminary Proxy.

Proposal No. 3 – Approval of Amendment to QAD Inc. 2006 Stock Incentive Program

3.	We note that you are seeking shareholder approval of an amendment to the QAD Inc. 2006 Stock Incentive Program that will increase the number of shares of common stock available for issuance under the plan by 3,000,000 shares. Please disclose any grants of awards under the plan that are contemplated to be made with respect to these additional 3,000,000 shares concurrent with the approval of the amendment. If no such grants are contemplated, please make a clear statement in your proxy statement to that effect. We note that in this regard that it appears from your disclosure that the company anticipates that it currently has sufficient number of shares available for issuance under the plan to conduct the exchange program proposed by your proxy.

Response: The Company has included the following three sentences in our revised Preliminary Proxy Statement to clarify that no grants of awards under the plan are contemplated to be made with respect to these additional 3,000,000 shares:

•	QAD anticipates that there will be a sufficient number of shares available under the 2006 Program to cover the issuance of new Awards in accordance with the Exchange Program described in Proposal 2 without the need to approve the amendment described in this Proposal 3.

•	The actual number of persons who will receive Awards pursuant to the proposed share increase cannot be determined in advance because the Board of Directors or a committee appointed by the Board has the discretion to select the Award recipients.

•	No Awards are contemplated to be made with respect to these additional 3,000,000 shares concurrent with the approval of the amendment.

We believe this letter is responsive to your request. In addition, as requested in your Comment Letter, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Do not hesitate to contact us should you need any additional information on this matter. Please contact Angelee J. Harris at the law firm of Manatt, Phelps & Phillips at (714) 338-2720 with any questions or call me at (805) 566-6709.

Sincerely yours,

/s/ Daniel Lender
Daniel Lender
Executive Vice President, Chief Financial Officer

QAD Inc.

cc: Katherine Wray